

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

George Sharp
President and Director
Stratos Renewables Corp
3535 Executive Terminal Drive
Henderson, NV 89052

> **Re: Stratos Renewables Corp**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 17, 2022**
> **File No. 000-53187**

Dear Mr. Sharp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed February 17, 2022

Our CEO and President has voting control through his ownership of the Series B preferred stock..., page 7

1. Please quantify the percentage of the vote held by Mr. Sharp and describe the conflict of interest that you allude to in the risk factor caption.

Security Ownership of Certain Beneficial Owners , page 13

2. We note your response to prior comment 1. Your table on page 13 continues to combine the common stock and Series B preferred stock held by all the directors and officers as a group. Please further revise your table to separate the classes of shares as you disclose on page 17 that the series B preferred shares are not convertible into common stock.

3. Your table is inconsistent with information provided on page 17. For example, it indicates that the 300,000 shares of preferred stock held by Mr. Sharp is 92.7% of the

shares outstanding preferred stock, while page 17 indicates that there are 300,000 shares of series B outstanding and no shares of Series A preferred stock outstanding. Please revise your table to calculate the percentage of class based on the total number of shares of the class outstanding. Please disclose the percentage of voting represented by each class in a footnote to the table.

Item 13. Financial Statements and Supplementary Data, page 20

4.   Please revise the Form 10 to include the required audited, annual financial statements for the year ended December 31, 2021. Refer to Article 8-08 of Regulation S-X. The Form 10 goes effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. To the extent you are unable to update your financial statements prior to effectiveness, please withdraw the Form 10 and re-file a new Form 10 that is in compliance with this comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ernest Stern, Esq.